UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 9, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•          KPN tests digital television on mobile phones, dated March 9, 2005.

Press release

Date
9 March 2005
Number
KPN tests digital television on mobile phones	012pe

Digital TV from KPN goes mobile. This year KPN will start two digital television pilots with mobile phones. KPN will start technical trials this summer together with Digitenne, Nozema, and TNO. An extensive practical trial with 500 users will start later in the year. With this new application you will be able to watch ordinary television programs in ‘real time’ and in excellent quality on your mobile phone, just as if you were at home on the sofa.

And if KPN has its way, watching television on your mobile won’t just be passive entertainment. Using the existing GPRS and UMTS mobile networks, watching mobile television will become an interactive experience. Guy Demuynck, member of the KPN Board responsible for mobile activities, explains: “The opportunity to watch television anywhere and at anytime is in itself very interesting, also for broadcasters and advertisers. But the traditional television broadcast is a one-way street. The mobile television experience will really become compelling when it is interactive as well. So for example, when you are watching the latest video clip from your favorite artist you will be able to directly click-through and download the song as a ringtone or purchase it as an mp3.” KPN is in talks about mobile interactive content with parties including SBS and MTV Networks.

In the last few years the technology for displaying moving images on mobile phones has been developing rapidly. Besides downloading and watching video clips and exchanging video messages, live video telephony and ‘streaming video’ services were launched last year with the introduction of UMTS. KPN will be working on the follow-up to these developments in 2005 with the mobile TV pilots. Depending on the results of the pilot, KPN expects to bring mobile digital television to market during 2006.

The distribution of digital television to mobile phones will use the same infrastructure as KPN and Digitenne are using for digital TV. These services are broadcast using DVB-T technology. Images will be compressed to mobile phone format using DVB-H (Digital Video Broadcast – Handheld) technology, the standard for television on mobile equipment. A special mobile phone is required to view these television images. During the trials the Nokia 7710, equipped with a special receiver, will be used. During the coming months, KPN will hold talks with broadcasters and rights organizations about the further development of mobile television.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 10, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel